FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

July 18, 2005
Commission File Number 001-14804

OAO TATNEFT
(also known as TATNEFT)

(name of Registrant)
75 Lenin Street
Almetyevsk, Tatarstan 423450
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .. .. . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . ..

.. . . . . Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

                                                                                                            July 18, 2005
OAO Tatneft has made the following announcement:

                                             DISCLOSURE OF MATERIAL FACT
                        INFORMATION ON INCOME CALCULATED AND/OR PAID IN RESPECT OF THE ISSUER'S SECURITIES

                                                  1. General information

1.1. Full corporate name of the Issuer:                         Open Joint Stock Company Tatneft named after V.D. Shashin

1.2. Abbreviated corporate name of the Issuer:                  OAO Tatneft named after V.D. Shashin

1.3. Location of the Issuer:                                    75 Lenin Street, Almetyevsk, Republic of Tatarstan, Russia
                                                                423450

1.4. Principal state registration number of the Issuer:         1021601623702

1.5. Taxpayer Identification Number of the Issuer:              1644003838

1.6. The Issuer's unique code assigned by the registration      00161-A
     authority:

1.7. Web page address used by the Issuer for disclosure of      http://www.tatneft.ru
     information:                                               http://www.disclosure.ru

1.8. Name of periodical(s) used by the Issuer for               Supplement to the Bulletin of the Federal Service for
     publication of information:                                Financial Markets", "Petroleum News".

1.9. Code(s) of material fact(s):                               0600161A11072005

                                           2. Subject matter of the disclosure

2.1. Class, category (type), series and other identification characteristics of registered securities:
- Registered preferred non-documentary shares.
- Registered ordinary non-documentary shares.

2.2. State registration number of the issue (additional issue) of securities and date of state registration:
- Date of state registration: October 26, 2001; registration number: 2-03-00161-A
- Date of state registration: October 26, 2001; registration number: 1-03-00161-A

2.3. State registration authority that registered the issue (additional issue) of securities: FCSM of Russia

2.4. The Issuer's management body that made a decision to pay (declare) dividends on the Issuer's shares. The decision was made at the annual general shareholders' meeting of OAO Tatneft named after V.D. Shashin.

2.5. Date of the decision to pay (declare) dividends on the Issuer's shares: June 30, 2005.

2.6. Date of preparation of the minutes of the meeting of the Issuer's authorized management body at which the decision to pay (declare) dividends on the Issuer's shares was made: Minutes No. 12 dated June 30, 2005.

2.7. Total amount of dividends calculated in respect of the Issuer's shares of certain type (class), and the amount of dividends calculated per one share of certain type (class):

a) Total amount of dividends calculated in respect of preferred shares, including dividends previously paid for the nine-month period, is 147,508,500 rubles. The amount of dividends calculated per one preferred share is 1 ruble (100% of its nominal value).

b) Total amount of dividends calculated in respect of ordinary shares, including dividends previously paid for the nine-month period, is 1,960,821,630 rubles. The amount of dividends calculated per one ordinary share is 0.90 rubles (90%
of its nominal value).

2.8. Form of payment of income on the Issuer's securities (cash, other property): cash.

2.9. Date on which the obligation to pay income on the Issuer's securities (dividends on shares or income on bonds
     (interest, principal amount) must be fulfilled and if the obligation to pay income on securities must be fulfilled by the
     Issuer within a certain period of time - expiry date of such period. Dividends on the Company's shares must be paid between July 1 and December 31, 2005.

2.10. Total amount of dividends paid in respect of the Issuer's shares of certain category (type): -

3. Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

                                                                                                       By:        /s/ Victor I. Gorodny
                                                                                                       Name:   Victor I. Gorodny
                                                                                                       By:        Title:  Deputy General Director,
                                                                                                       By:        Head of Property Department

Date: July 18, 2005